August 24, 2006
By EDGAR
Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
QLT Inc.
Schedule TO-I filed August 3, 2006, as amended
File Number: 5-43381
Dear Mr. Pressman:
QLT Inc. (the “Company”) hereby acknowledges receipt of the comment letter, dated August 17, 2006 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-I (the “TO”). Concurrently with the filing of this letter, the Company has filed with the Commission Amendment No. 2 (the “Amended TO”) to the TO.
We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses.

August 24, 2006

RESPONSES TO STAFF COMMENTS
General
1.	Please provide an analysis explaining why the “normal course issuer bid” was not subject to Rule 13e-4.

Response: The “normal course issuer bid” was not a “tender offer” for purposes of U.S. securities laws. The Company announced on April 28, 2005 that, over a two-year period, the Company intended to purchase for cancellation up to $50 million worth of its common shares, subject to regulatory requirements, in the open market through the facilities of the Toronto Stock Exchange and/or the Nasdaq Stock Market. On December 13, 2005, the Company announced an increase in the number of shares subject to the repurchase program, such that the program as amended was subject to a maximum aggregate expenditure by the Company of $100 million. The share purchases were made as a “normal course issuer bid”, a term typically used by Canadian issuers to describe such a share repurchase program. All purchases pursuant to the program were made at market prices, were made pursuant to the requirements of the Toronto Stock Exchange and the Nasdaq Stock Market, and complied with Rule 10b-18 under the Securities Exchange Act of 1934, as amended.
7.  Certain Conditions Of The Offer, page 13
2.	We note the introduction to section references “certain” conditions. Please revise the heading or disclose all conditions to the offer.

Response: The Offer to Purchase, dated August 3, 2006 (the “Offer to Purchase”) has been revised to delete the word “certain” in the heading. Please see Items 1-11, Section 7 — “Conditions Of The Offer” in the Amended TO.

3.	We note your statement that you may assert conditions “regardless of the circumstances.” If the circumstances giving rise to the condition are within your control, we believe the offer may be illusory and may constitute a “fraudulent, deceptive or manipulative” practice within the meaning of Section 14(e). Please revise your disclosure accordingly.

Response: The Offer to Purchase has been revised to delete the phrases “and regardless of the circumstances” and “regardless of the circumstances giving rise to any such conditions,” in the first and second paragraphs of Section 7 — “Conditions Of The Offer”, respectively. Please see Items 1-11, Section 7 — “Conditions Of The Offer” in the Amended TO.

August 24, 2006

4.	Refer to condition (f). Please confirm that upon receipt of, or waiver of the requirement of receipt of the BMO opinion, five business days will remain left in the offering. In addition, please confirm that any opinion received will be filed as an exhibit to the Schedule TO.

Response: The Company confirms that if the Company waives the condition, the Company will extend the period of time remaining in the offer, if such a waiver is made at a time when less than five business days remain in the offer.

The Company respectfully submits that the receipt of the BMO opinion should not require an extension of the offer, as such receipt would not constitute a material change to the information previously provided to shareholders. It is typical for a Canadian company to receive such an opinion in connection with a reverse Dutch Auction issuer tender offer. The opinion does not address the sufficiency or fairness of the purchase price to shareholders, and is not otherwise for the benefit of shareholders tendering pursuant to the offer. Rather, the opinion, similar to the satisfaction of the other conditions, provides support for the Company’s board of directors’ determination that the tender offer as of the expiration date remains in the best interest of the corporation by stating that the price determined through the mechanism of the reverse Dutch Auction to be paid to tendering shareholders does not exceed the fair market value of the common shares as of the expiration date of the tender offer without reference to the offer. The Company submits that the receipt of the opinion is no more important than the satisfaction of any other condition and is not material to a shareholder’s decision regarding whether to tender. Unlike a condition relating to securing financing for an offer, the Company would not expect that shareholders would wait to determine whether the Company satisfied the condition prior to making a decision as to whether to tender. Therefore, keeping the offer open for an additional five business days would provide no benefit to shareholders. In addition, unlike the fulfillment of a financing condition or the waiver or change of a minimum share condition, the receipt of the opinion would have no impact on the capital structure or business of the company upon completion of the tender offer. Furthermore, because the opinion addresses the fair market value of the shares at the expiration date, it is not possible for the opinion to be delivered at a date prior to the expiration of the offer and it is not possible to extend the offer for a period of time after satisfaction of the condition regarding receipt of the opinion.

In addition, the Company respectfully submits that the BMO opinion should not be required to be filed as an exhibit to the Schedule TO. The Company submits that the relevant rules do not require such an opinion to be filed and that filing the opinion would not provide any meaningful benefit to holders, given the nature of the opinion. The Company notes that such opinions are not required to be filed or otherwise disclosed by applicable Canadian statutes and rules.

5.	We note your statement that you may waive a condition “in whole or in part.” Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender, you will waive that condition for all other tenders as well.

Response: The Offer to Purchase has been revised to clarify that any condition waived by the Company in whole or in part will be waived with respect to all tenders. Please see Items 1-11, Section 7 — “Conditions Of The Offer” in the Amended TO.

6.	The last paragraph of this section contains language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.

Response: The Company understands that if it decides to proceed with the tender offer upon the occurrence of one of the listed events, this will constitute a waiver of the condition.

7.	We note your statement that your determinations “will be final and binding on all parties.” Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

August 24, 2006

Response: The Offer to Purchase has been revised to clarify that the Company’s determinations with respect to events described in Section 7 will be final and binding on all parties, except as otherwise finally determined in a subsequent judicial proceeding or as required by law. Please see Items 1-11, Section 7 — “Conditions Of The Offer” in the Amended TO.
Certain U.S. Federal Income Tax Consequences to U.S. Holders, page 33
8.	Item 1004(a)(1)(xii) of Regulation M-A requires that you discuss all material federal income tax consequences of the transaction. Please revise to include such discussion or delete the word “certain.”

Response: The Offer to Purchase has been revised to delete the word “certain” from the sub-heading “Certain U.S. Federal Income Tax Consequences”. Please see Items 1-11, Section 15 — “Income Tax Considerations” in the Amended TO.

9.	Please delete the statement that the summary “is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular U.S. Holder.” Investors are entitled to rely upon your disclosure. Please make corresponding changes to the fourth paragraph on page 37.

Response: The Offer to Purchase has been revised to delete the phrases “Furthermore, it is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular U.S. Holder” and “As indicated, the summary is not intended to constitute tax advice to any particular U.S. Holder”. Please see Items 1-11, Section 15 — “Income Tax Considerations” in the Amended TO.

10.	We note your statement that “U.S. Holders should consult their own tax advisors as to the tax consequences in their particular circumstances.” While you may urge investors to consult their own tax advisors, you may not instruct them to do so. Please revise. Please make corresponding changes to the fourth paragraph on page 37.

Response: The Offer to Purchase has been revised to replace the word “should” with the words “are urged to” in the relevant paragraphs. Please see Items 1-11, Section 15 — “Income Tax Considerations” in the Amended TO.

August 24, 2006

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to its filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your assistance in reviewing this response letter. Please direct questions or comments regarding this filing to Chris Cummings, at 416-360-2967, or Steve Centa, at 416-360-5131, in each case of Shearman & Sterling LLP.
Sincerely,
/s/ Peter J. O’Callaghan
Senior Vice President, Corporate Development
and General Counsel

cc:	Janet Grove
QLT Inc.
Christopher J. Cummings
Stephen C. Centa
Shearman & Sterling LLP